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                                                    Exhibit (a)(6)

FOR IMMEDIATE RELEASE


CONTACT:  The Herman Group, Inc.
          (800) 243-3399
          Attention:  Sherri Herman



            BIOROYALTIES, L.L.C. EXTENDS TENDER OFFER


     NEW YORK, NEW YORK, (September 12, 1997)........BioRoyalties,
L.L.C., has announced its offer to purchase outstanding units of limited partnership interest ("Units") in PaineWebber R&D
Partners II, L.P (the "Partnership") for $3,650.00 per Unit has been extended and is now scheduled to expire at 12:00 Midnight, (Eastern Standard Time), on September 26, 1997. As of close of business on September 12, 1997, approximately 692 Units had been tendered and not withdrawn.

     For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for the Offer at (800) 243-3399.